Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

OHDF Franchise, Inc.
691 John Wesley Dobbs Ave NE, Alkaloid, Suite #V-135
Atlanta, GA 30312
https://www.theoriginalhotdogfactory.com/

Up to $1,070,000.00 in Class B Non-Voting Common Stock at $10.00
Minimum Target Amount: $10,000.00

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Company:

Company: OHDF Franchise, Inc.
Address: 691 John Wesley Dobbs Ave NE, Alkaloid, Suite #V-135, Atlanta, GA 30312
State of Incorporation: DE
Date Incorporated: March 28, 2019

Terms:

Equity

Offering Minimum: $10,000.00 | 1,000 shares of Class B Non-Voting Common Stock
Offering Maximum: $1,070,000.00 | 107,000 shares of Class B Non-Voting Common Stock
Type of Security Offered: Class B Non-Voting Common Stock
Purchase Price of Security Offered: $10.00
Minimum Investment Amount (per investor): $500.00

COVID Relief

This offering is being conducted on an expedited basis due to circumstances relating to COVID-19 and pursuant to the SEC's temporary regulatory COVID-19 relief set out in Regulation Crowdfunding §227.201(z).

Expedited closing sooner than 21 days

Further, in reliance on Regulation Crowdfunding §227.303(g)(2) A funding portal that is an intermediary in a transaction involving the offer or sale of securities initiated between May 4, 2020, and February 28, 2021, in reliance on section 4(a)(6) of the Securities Act (15 U.S.C. 77d(a)(6)) by an issuer that is conducting an offering on an expedited basis due to circumstances relating to COVID-19 shall not be required to comply with the requirement in paragraph (e)(3)(i) of this section that a funding portal shall not direct transmission of funds earlier than 21 days after the date on which the intermediary makes publicly available on its platform the information required to be provided by the issuer under §§227.201 and 227.203(a).

Launching without financial statements

In reliance on this relief, this offering has been launched without the required financial information. The financial information required by this offering that has been omitted is not currently available and will be provided by an amendment to the offering materials;

Once the required financial information has been made available by amendment, each investor should review the complete set of offering materials, including previously omitted financial information, prior to making an investment decision;

Furthermore, no investment commitments will be accepted until after such financial information has been provided.

Maximum Number of Shares Offered subject to adjustment for bonus shares. See Bonus info below.

<u>Company Perks*</u>

<u>Time-Based:</u>

Friends and Family Early Birds

Invest within the first 24 hours and receive an additional 20% bonus shares.

Super Early Bird Bonus

Invest within the first week and receive an additional 15% bonus shares.

Early Bird Bonus

Invest within the first two weeks and receive an additional 10% bonus shares.

<u>Amount-Based:</u>

$500 | Hot Dog Factory Fan

Invest $500 and receive 10% off Hot Dog Factory purchases for life + 2% bonus shares.

$1,000 | Hot Dog Factory Friend

Invest $1,000 and receive 15% off Hot Dog Factory purchases for life + 5% bonus shares.

$2,500 | Hot Dog Factory Family

Invest $2,500 and receive 20% off Hot Dog Factory purchases for life + 7% bonus shares.

$5,000 | Hot Dog Factory Lover

Invest $5,000 and receive 30% off Hot Dog Factory purchases for life + 10% bonus shares.

$10,000 | Hot Dog Factory Fanatic

Invest $10,000 and receive 50% off Hot Dog factory purchases for life + 20% bonus shares + 50% off the franchise fee to open up your very own Hot Dog Factory restaurant.

All perks that occur when the offering is complete must be added right below the company perks.

<u>The 10% StartEngine Owners' Bonus</u>

Hot Dog Factory will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of common stock at $10.00 / share, you will receive 110 shares of common stock, meaning you'll own 110 shares for $1,000. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investors' eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will only receive a single bonus, which will be the highest bonus rate they are eligible for.

The Company and its Business

Company Overview

The Original Hot Dog Factory (OHDF Franchise, Inc.) is an Atlanta, GA based quick-service restaurant (QSR) that owns and operates restaurant locations and offers individuals the opportunity to franchise locations. The Original Hot Dog Factory serves customers a specialty of hot dogs, hamburgers, chicken sandwiches, salads, french fries, onion rings, milkshakes, and beverages. The Original Hot Dog Factory offers three models of franchises (food court, fast-casual, and full-service sit-down), as well as a food truck option.

The Original Hot Dog Factory serves 100% certified Angus beef hot dogs, no pork. It is a recognizable brand with a strong menu of over 25 hot dogs and almost 10 proteins including Turkey, Beef, Chicken, Bratwurst, Polish, Veggie, and also includes burgers and wings. The Original Hot Dog Factory stands apart from the rest by adding a creative approach to product names for the menu items, as well as offering unique items such as deep-fried Oreos, mystery drinks, impossible burgers, and so on.

Franchisees pay a one-time, upfront $30K franchise fee upon agreement signing and initial training is included in their onboarding package (covered by the franchisor). Additional training will be scheduled according to need, but generally occurs every quarter for an additional fee (paid by the franchisee) of $1,500 per 4 trainees.

We aim to expand units across the nation to maintain offering America's Best Hot Dogs by providing a phenomenal customer experience. The franchise opportunity encompasses minimal investment and huge potential for market growth in specific regions. The Original Hot Dog Factory provides each franchise partner with the

necessary tools needed to succeed, such as training, site selection, 24/7 email and phone support, and marketing support. The Original Hot Dog Factory also has partnerships with US Foods, Pepsi USA, Mike's Hot Honey, Sierra Paper, Otter, Jones Chips, and Colliers Real Estate.

The Original Hot Dog Factory converted from a Georgia LLC to a Delaware C-Corp on October 15th, 2020.

Competitors and Industry

OVERALL HOT DOG INDUSTRY:

The National Hot Dog and Sausage Council (NHDSC) estimates that Americans eat 20 billion hot dogs annually, with slightly more than half consumed away from home, including at restaurants, street carts, and ballparks.

Retail sales in major markets are collected when products are scanned at the checkout counter. Scanners read bar codes on uniform-weight products, like a package of ten to the pound branded weiners. The Nielsen Company records this kind of data. According to data for the year 2019, 871.8 million pounds of hot dogs were sold at retail stores. That number represents more than $2.3 billion in retail sales.

THE HOT DOG MARKET & COMPETITORS:

The competitors of The Original Hot Dog Factory are restaurants that serve American food and hot dogs, as well as Quick Service Restaurants ("QSR").

The Original Hot Dog Factory's competitors are Nathan's Famous Hot Dogs, Charlie Graingers, Papaya King, The Varsity, Dat Dog, Wienerschnitzel, Sam's Hot Dogs, and Coney Island. Other Quick Service Restaurant's competitors include Five Guys, Sonic, Checkers/Rally's, Burger King, etc.

Current Stage and Roadmap

CURRENT STAGE:

The Original Hot Dog Factory is experiencing an increase in franchise growth with nine franchisee operated locations which are based in Philadelphia (having two locations), Brooklyn, Houston, and Atlanta (having six locations).

All eleven of our active locations are now franchisee operated. Future locations will be franchisee operated.

There are currently 12 locations open:

- Downtown, Atlanta, GA

- Spring Rd, Smyrna, GA

- Marietta Square Market. Marietta, GA

- Perimeter Mall, Dunwoody, GA

- Southlake Mall, Morrow, GA

- Sugarloaf Mills, Lawrenceville, GA

- Center City, Philadelphia, PA

- The Bourse Food Hall, Philadelphia, PA

- Washington Heights, Houston, TX

- Park Slope, Brooklyn, NY

- Center Point, Birmingham, AL

- Voorhees Township, NJ

Our franchise opportunity encompasses minimal investment and the opportunity to be part of a growing brand.

FUTURE ROADMAP:

Direct to Consumer Packaged Goods: We are planning to break into the consumer packaged goods market as well with a plan for direct to consumer sales. Branded retail packs of eight hotdogs as well as a branded line of potato chips in 3 flavors, BBQ, plain salted, and salt & vinegar.

The consumer packaged goods/retail packs include quantity 1lb pack of eight 100% Certified Angus Beef skinless hot dogs per pack, which will be placed and/or displayed at supermarkets, big box stores, retail locations, along with OHDF branded potato chips. We are currently working with a national distributor on recipe formulation and packaging models, so we are presently between the concept state and the working prototype phase.

We plan to be available in retail locations and direct-to-consumer sales by mid-May 2021. Additionally, with our recent partnership with brand incubation and development agency, Pivotal Growth Partners (PGP), we are scheduled to expand and increase our national franchisee reach exponentially throughout 2021.

International Expansion: The international expansion focuses on the Canadian marketplace which offers master, area developer, and multi-unit franchise deals. We aim to have an additional 22 locations open in Q4 in 2021, as we have thousands of potential leads and inquiries in our pipeline.

The Team

Officers and Directors

Name: Dennis McKinley

Dennis McKinley's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Founder
  Dates of Service: July 01, 2015 - Present
  Responsibilities: Corporate Strategy. Mr. McKinley does not take a salary compensation for this role. Dennis works on The Original Hot Dog Factory 30 hours per week.

Other business experience in the past three years:

- **Employer:** Detroit Equities
  Title: Chariman
  Dates of Service: December 31, 2017 - Present
  Responsibilities: Makes long term investment decisions for the holding company.

Other business experience in the past three years:

- **Employer:** Cru Hemp Lounge
  Title: Chairman
  Dates of Service: August 01, 2015 - Present
  Responsibilities: Overseas day-to-day operations of the franchise company including local and national expansion.

Other business experience in the past three years:

- **Employer:** Gogo Party Bus
  Title: Consultant
  Dates of Service: February 01, 2020 - Present
  Responsibilities: Push strategy and franchise development.

Other business experience in the past three years:

- **Employer:** Bookamodel
  Title: Chairman
  Dates of Service: January 01, 2019 - Present
  Responsibilities: Long term growth strategy and capital fundraising.

Other business experience in the past three years:

- **Employer:** Allstarkid
  Title: Investor

Dates of Service: July 01, 2019 - Present
Responsibilities: Long term strategy.

Other business experience in the past three years:

- **Employer:** FoodChing
  Title: Chairman
  Dates of Service: January 01, 2020 - Present
  Responsibilities: Lead investment.

Name: Wayne Rosenbaum

Wayne Rosenbaum's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Chief Operating Officer
  Dates of Service: April 01, 2020 - Present
  Responsibilities: Day to day operations. Mr. Rosenbaum does not take a salary compensation for this role.

Other business experience in the past three years:

- **Employer:** Papaya King
  Title: CEO
  Dates of Service: February 01, 2010 - November 01, 2019
  Responsibilities: Day to day operations, sales, marketing, strategy

Name: Torica Cornelius

Torica Cornelius's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Vice President, Operations
  Dates of Service: July 01, 2019 - Present
  Responsibilities: Training and support. Mrs. Cornelius does not take a salary compensation for this role.

Other business experience in the past three years:

- **Employer:** CRU Urban Lounge
  Title: COO
  Dates of Service: January 01, 2016 - January 15, 2019
  Responsibilities: Day to day operations, support, management

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk
Risks relating to our business and industry The snack category is highly competitive, and such competition could adversely affect our operating results. We compete in the United States against national chains, as well as many regional and local businesses. We could experience increased competition from existing or new companies in the snack category, which could create increasing pressures to grow our business in order to maintain our market share. If we are unable to maintain our competitive position, we could experience downward pressure on prices, lower demand for our products, reduced margins, the inability to take advantage of new business opportunities and the loss of market share, all of which would have an adverse effect on our operating results. We also compete on a broader scale with quick service and other international, national, regional and local restaurants. The overall foodservice market and the quick service restaurant sector are intensely competitive with respect to food quality, price, service, convenience and concept, and are often affected by changes in: • consumer tastes; • national, regional or local economic conditions; • disposable purchasing power; • demographic trends; and • currency fluctuations to the extent international operations are involved. We compete within the foodservice market and the quick service restaurant sector not only for customers, but also for management and hourly employees, suitable real estate sites and qualified franchisees. Our domestic distribution segment is also subject to competition from outside suppliers. If other suppliers, who meet our qualification standards, were to offer lower prices or better service to our franchisees for their ingredients and supplies and, as a result, our franchisees chose not to purchase from our domestic distribution centers, our financial condition, business and results of operations would be adversely affected.

Our business projections are only projections
There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will able to provide the service at a level that allows the Company to make a profit and still attract business.

Any valuation at this stage is difficult to assess
The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited
Any SECURITY purchased through this crowdfunding campaign is subject to SEC limitations of the transfer. This means that the stock/note that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, a trust created for the benefit of your family, or in connection with your death or divorce.

Your investment could be illiquid for a long time
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment, there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the hospitality or consumer goods industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

If the Company cannot raise sufficient funds it will not succeed
The Company, is offering common equity in the amount of up to $1,070,000.00 in this offering, and may close on any investments that are made. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds, sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds."

We may not have enough capital as needed and may be required to raise more capital.
We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company

performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment
We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share.

Management Discretion as to Use of Proceeds
Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information
Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

Developing new products and technologies entails significant risks and uncertainties
We are currently in the research and development stage and have only manufactured a prototype for our Retail CPG Hot Dog Patent. Delays or cost overruns in the development of our Retail CPG Hot Dog Patent and failure of the product to meet our performance estimates may be caused by, among other things, unanticipated technological hurdles, difficulties in manufacturing, changes to design and regulatory hurdles. Any of these events could materially and adversely affect our operating performance and results of operations.

Minority Holder; Securities with No Voting Rights
The Stock that an investor is buying has no voting rights attached to them. This means that you will have no rights in dictating how the Company will be run. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will

only be paid out if there is any cash remaining after all of the creditors of our company have been paid out.

You are trusting that management will make the best decision for the company
You are trusting in management discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

Insufficient Funds
The company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it will cease operating and you will get nothing. Even if we sell all the common stock we are offering now, the Company will (possibly) need to raise more funds in the future, and if it can't get them, we will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the company being worthless, because later investors might get better terms.

The Convertible Promissory Notes have no rights to vote until the date of maturity
The Convertible Promissory Notes have no voting rights. This means you are trusting in management discretion. You will also hold these non-voting securities as a minority holder. Therefore, you will have no say in the day-to-day operation of the Company and must trust the management of the Company to make good business decisions that grow your investment. Holders of our outstanding Preferred Stock have liquidation preferences over holders of Common Stock, including the Common Stock being offered in this offering. This liquidation preferences are paid if the amount a holder of Preferred Stock would receive under the liquidation preference is greater than the amount such holder would have received if such holder's shares of Preferred Stock had been converted to Common Stock immediately prior to the liquidation event. If a liquidation event, including a sale of our company, were to occur then first all creditors and Preferred Stockholder of the Company will be paid out. If there is any cash remaining, then the Common stockholders will be paid.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.
Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

Our new product could fail to achieve the sales projections we expected

Our growth projections are based on an assumption that with an increased advertising and marketing budget our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We face significant market competition
We will compete with larger, established companies who currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

We are an early stage company and have not yet generated any profits
OHDF Franchise was formed on 7/1/2019. Accordingly, the Company has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. We will only be able to pay dividends on any shares once our directors determine that we are financially able to do so. OHDF Franchise has incurred a net loss and has had limited revenues generated since inception. There is no assurance that we will be profitable in the next 3 years or generate sufficient revenues to pay dividends to the holders of the shares.

We are an early stage company and have limited revenue and operating history
The Company has a short history, few customers, and effectively no revenue. If you are investing in this company, it's because you think that franchising is a good idea, that the team will be able to successfully market, and sell the product or service, that we can price them right and sell them to enough people so that the Company will succeed. Further, we have never turned a profit and there is no assurance that we will ever be profitable.

The cost of enforcing our trademarks and copyrights could prevent us from enforcing them
Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing

our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

Our ability to sell our product or service is dependent on outside government regulation which can be subject to change at any time
Our ability to sell product is dependent on the outside government regulation such as the FDA (Food and Drug Administration), FTC (Federal Trade Commission) and other relevant government laws and regulations. The laws and regulations concerning the selling of product may be subject to change and if they do then the selling of product may no longer be in the best interest of the Company. At such point the Company may no longer want to sell product and therefore your investment in the Company may be affected.

We rely on third parties to provide services essential to the success of our business
We rely on third parties to provide a variety of essential business functions for us, including manufacturing, shipping, accounting, legal work, public relations, advertising, retailing, and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance.

We do not operate stores, franchise partners owns and operates
We don't own or operate any stores, the franchisees/franchise partners own and operates the stores which we then in turn collect royalties on.

Projections
Our business projections are only projections.

Management Discretion on Use of Proceeds
It is at our corporate management team's discretion how investment funds will be dispersed and allocated.

New Product Development
Developing new products entail significant risks and uncertainties.

Rolling Closings Risk
Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes

happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

Ownership and Capital Structure; Rights of the Securities

Ownership
The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Stockholder Name	Number of Securities Owned	Type of Security Owned	Percentage
Dennis McKinley	8,500,000	Class A Voting Common Stock	85.0

The Company's Securities

The Company has authorized Class A Voting Common Stock, and Class B Non-Voting Common Stock. As part of the Regulation Crowdfunding raise, the Company will be offering up to 107,000 of Class B Non-Voting Common Stock.

Class A Voting Common Stock

The amount of security authorized is 10,000,000 with a total of 1,000,000 outstanding.

Voting Rights

1 vote per share

Material Rights

There are no material rights associated with Class A Voting Common Stock.

Class B Non-Voting Common Stock

The amount of security authorized is 1,500,000 with a total of 0 outstanding.

Voting Rights

There are no voting rights associated with Class B Non-Voting Common Stock.

Material Rights

There are no material rights associated with Class B Non-Voting Common Stock.

What it means to be a minority holder

As a minority holder of Class B Non-Voting Common Stock of the company, you will have limited rights in regards to the corporate actions of the company, including additional issuances of securities, company repurchases of securities, a sale of the company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors,

and will have limited influence on the corporate actions of the company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock. If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;

- To the company;

- To an accredited investor; and

- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and

uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

Circumstances which led to the performance of financial statements:

The main sources of revenue for The Original Hot Dog Factory stem mainly from direct business to customer interactions in the form of point of sale transactions, catering for corporate entities, third-party delivery providers, and franchise fees. The company does not expect its main sources of revenue to change.

Fortunately for OHDF, we have adapted to the COVID climate, because we've discovered that while people were trapped at home they still ran out of things to cook and had the need to eat out. We implemented rigorous social distancing practices and transitioned to delivery and take-out only. While this was not only an adjustment for us and our business, but also for our customers, we saw an increase in sales since the pandemic hit. During the onset of COVID-19, when the government shut down all public spaces, we still maintained our expenses and payroll to support our business and employees. We also anticipate an increasingly aggressive growth strategy through our partnership with Pivotal Growth Partners, a firm that focuses on brand incubation and acceleration.

We plan to remain open for take-out, third-party delivery and limited dine-in seating. The shut down has not had a negative impact on our previously disclosed business plans.

As The Original Hot Dog Factory is launching without financial statements using SEC COVID Relief, the financial figures provided are management's best estimates of those values and will be updated following the availability of the financial statements.

Historical results and cash flows:

Our historical results and cash flows are representative of what investors should expect in the future because based on our increasing quarterly revenue. However, we recognize that COVID-19's impact on the restaurant industry may cause revenue and profit to fluctuate.

The average cost to build an Original Hot Dog Factory location ranges from $97,500 to $518,000. The average annual revenue from an OHDF location ranges from $280,000 to $490,000. Our Franchise Fee is $30,000 and we estimate by 2025 we should have 500 franchises sold.

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand,

existing lines of credit, shareholder loans, etc...)

The capital resources available to The Original Hot Dog Factory include cash on hand which is approximately $70,000. Currently, there are no outstanding loans.

The Original Hot Dog Factory's initial capital contribution was made by its founder and CEO, Dennis McKinley. Since the inception of the franchise, we have sold 31 franchises allowing us to grow expeditiously.

At this time there are no other sources of capital available. The present Reg CF offering will help The Original Hot Dog Factory reach viability.

Our upcoming commitments for material expenditures include without limitation, marketing and advertising, administrative upgrades, corporate and C-level staffing, and CPG (Consumer Packaged Goods).

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

Funds are very critical to continue our business, funds are needed for OHDF Franchise, Inc. in areas where we would like to expand, franchise and also train and retain employees.

We also utilize our operating capital to market and advertise through successful lead generation funnels, digital marketing (social media ads, online ads on high traffic sites), media buying (billboards and radio ads) and direct business-to-business trade shows. These funds are critical to our company and operations as they help increase our brand visibility and exposure in the marketplace.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

The funds will help increase the viability of the company. We have never pursued a crowdfunding campaign in the past.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

With the minimum raised, The Original Hot Dog Factory will be able to operate for two years, including current and minimum new hires. Additionally, the funds will support marketing and advertising and senior-level staffing on an annual average of $50,000.

How long will you be able to operate the company if you raise your maximum funding

goal?

With the maximum amount raised, The Original Hot Dog Factory will be able to operate for approximately five years.

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)

The capital markets remain robust and full of available capital. If we continue to expand at a rate that outpaces this raise we will explore all available credit solutions which we should be able to access.

Indebtedness

The Company does not have any material terms of indebtedness.

Related Party Transactions

The Company has not conducted any related party transactions

Valuation

Pre-Money Valuation: $8,787,930.00

Valuation Details:

<u>Valuation Disclaimer</u>

The pre-money valuation has been calculated on a fully diluted basis. In making this calculation, we have assumed:

(i) all preferred stock, if any, is converted to common stock;

(ii) all outstanding options, warrants, and other securities, if any, with a right to acquire shares are exercised; and

(iii) any shares reserved for issuance under a stock plan, if any, are issued.

<u>Valuation Basis</u>

We concluded our current pre-money valuation after careful consideration of OHDF's business activity through 2020. Even during the Covid-19 pandemic, the company has increased its number of locations and is looking to further expanding in 2021.

Based on the Company's internal financial projections, our $8.78 million pre-valuation is 8x 2023 EBITDA. We currently have 11 active locations which are all franchisee

operated stores with a projected royalty of a minimum of $1,000 per month per store. Additionally, we have 20 more stores in development and our projected revenue of approximately $1,000,000 in 3 to 5 years equates to a range of 100-150 stores.

The Company set its valuation internally, without a formal-third party independent evaluation.

Use of Proceeds

If we raise the Target Offering Amount of $10,000.00 we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  3.5%

- *Marketing*
  96.5%
  We intend to use minimum funding to increase current store openings and fuel franchise marketing and key growth states for The Original Hot Dog Factory, this includes but not limited to, paid, social buys (Instagram, TikTok, LinkedIn, Facebook, Twitter) and/or traditional marketing, i.e billboards and radio.

If we raise the over allotment amount of $1,070,000.00, we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  3.5%

- *Marketing*
  20.0%
  The proceeds used for marketing will go towards franchisee lead generation and franchisee partner support. We also allocate proceeds to cover the cost of media buying to increase brand visibility, and hiring sales and administrative staff.

- *Company-Owned Stores*
  26.5%
  We will use the proceeds to open company-owned stores to go towards the cost of location scouting, real estate procurement and legal fees. We will also use the funds to cover costs for labor, inventory, permitting, licensing and staffing.

- *Corporate Infrastructure*
  50.0%
  We will use the proceeds for corporate infrastructure to cover the costs of recruiting & hiring executive team members and supporting our development partners at Pivotal Growth Partners. We will also use the funds to invest in technological products for the advancement of our position in the marketplace.

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 30 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at https://www.theoriginalhotdogfactory.com/ (https://www.theoriginalhotdogfactory.com/investors).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at: www.startengine.com/original-hot-dog-factory

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR OHDF
Franchise, Inc.

[See attached]

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]


This offering is not live or open to the public at this moment.

The Original Hot Dog Factory
America's Best Hot Dog!





⊘ Website   📍 Atlanta, GA

FOOD & BEVERAGE   HOSPITALITY

$0.00 raised ⓘ

0	$8.79M
Investors	Valuation
$10.00	$500.00
Price per Share	Min. Investment
Common	Equity
Shares Offered	Offering Type
$1.07M	Reg CF
Offering Max	Offering

INVEST NOW

⚡ This Offering is eligible for the StartEngine Owner's 10% Bonus

This Reg CF offering is made available through StartEngine Capital, LLC.

The Original Hot Dog Factory (OHDF Franchise, Inc.) is a chain of Quick Service Restaurants (QSR) looking for qualified operators for a multitude of store model offerings. Our menu features the best regional hot dogs across the United States and has become a fan favorite thanks to its diverse menu offerings and top-flight quality. With 12 active locations, The Original Hot Dog Factory is well-positioned to be an attractive franchising opportunity for entrepreneurs looking for a high upside in the QSR space.

Overview   Team   Terms   Updates   Comments   ♡ Follow

Reasons to Invest

- 12 active franchisee locations and an additional 40 in development.

- Over $500K in 2020 revenue across our two flagship Georgia locations.

- A founding team of serial entrepreneurs and restauranteurs with deep insider knowledge of the QSR space, including the former CEO of Papaya King.



America's best hot dog

The Original Hot Dog Factory has become a hot franchising opportunity with over 40 commitments already in 2020, multiple under construction, and 12 franchisee operations spanning across Georgia, Pennsylvania, Texas and New York. Our goal is to continue to expand the infrastructure of The Hot Dog Factory so that more and more locations can open up, giving qualified operators the chance to establish our restaurants as the go-to QSR for the fresh, made-to-order fare.





We celebrate the all-American eating experience with unique regional hot dogs found across America in addition to other favorite staples such as wings, chicken sandwiches, and burgers.

40+
Franchise Commitments

12
Franchisee Operational Locations

MANY
Under Construction







THE PROBLEM

We believe that our country is lacking a hot dog brand leader

After Dennis McKinley purchased the Original Hot Dog Factory, he revamped and rebranded the restaurant and grew the business to what it is today. At his original location in Smyrna, Georgia he saw great success and was told by many customers that they made long drives just to go to his location for their favorite hot dog. This sparked an idea in McKinley to create more locations to keep up with the increasing demand, however, he knew that he would not have time to

build new locations alone.

THE SOLUTION

We are bringing the best hot dogs under one roof

The ubiquity of the hot dog offers a unique opportunity for a highly scalable franchising model, bringing hot dogs to places all across the country where customers can grab a quick bite.



We have created a concept restaurant that has delighted diners and attracted interest from over 40 restaurateurs for franchising opportunities. With a product proven to be loved by customers of all walks of life, we believe we can become America's #1 hot dog spot in America.







FACTORY
CALIFORNIA BABY DOG
NEW YORK
LA

F R A N C H I S E

THE MARKET

U.S. Fast Food revenue exceeds $200B per year

The U.S. fast-food and quick service restaurants market size was valued at $180 billion in 2016. The market is driven by the explosion of new concepts and menus, especially within the limited-service segment. Some new concepts are being inspired by international cuisines, such as Korean barbecue and other street items, while others are looking to re-introduce some old favorites like hot dogs and grilled cheese sandwiches by giving them the gourmet treatment. Food trucks are also driving growth within the quick-service category, allowing restaurateurs to set up shop without the expense of operating a permanent place of business.

The real estate market is also at a point that will allow us to gain access to low-cost and low overhead capital and real estate in prime locations like retail malls. This timing is especially bolstered by the current economic conditions, which will accelerate consumer preferences toward fast-casual cuisine (and carry out orders).



$200B
2015 U.S. Fast Food Market Revenue
(Source 1)
$383.81B
2027 Projected U.S. Fast Food Market Revenue
(Source 2)



U.S. Fast Food & Quick Service Restaurant Market Size ($B)
66.96
70.19
'16
'17
'18
'19
'20
'21
'22
'23
'24
'25
'26
'27
Independent
Chain

(Source 1, Source 2)

OUR TRACTION

Over 40 franchise commitments in 2020 alone

Since our founding and 2016 rebrand, we have seen an explosion in demand for franchising locations — with more than 40 franchise commitments already this year in places like Brooklyn, Philadelphia, Houston, and Dallas.

We currently have 12 active locations, all of which are franchisee operated. Our

We currently have 12 active locations, all of which are franchisee operated. Our active locations include:

- Downtown, Atlanta, GA
- Spring Rd, Smyrna, GA
- Marietta Square Market. Marietta, GA
- Perimeter Mall, Dunwoody, GA
- Southlake Mall, Morrow, GA
- Sugarloaf Mills, Lawrenceville, GA
- Center City, Philadelphia, PA
- The Bourse Food Hall, Philadelphia, PA
- Washington Heights, Houston, TX
- Park Slope, Brooklyn, NY
- Center Point, Birmingham, AL
- Voorhees Township, NJ

Future locations will be franchisee owned and operated.



12	**6**	**40**
★	★	★
Active Franchisee Locations	Planned Locations	Locations In Development

Brooklyn   Houston   Philly

We were able to achieve over $1M in 2019-2020 across our two flagship Georgia locations, over $500K occurring in 2020.

$500K+ In 2020 Revenue

★

Across our two flagship Georgia locations



WHAT WE DO ─────────────────────────────

We offer entrepreneurs an outstanding franchising opportunity

Because of the flexibility of the fast-food industry's infrastructure, we are able to provide a wide variety of opportunity types for our potential operators. Our unique menu is an excellent jumping-off point for new franchisees, who will have the branding and support they need to open a successful location.



RICHARD GEORGE
FRANCHISE OWNER/OPERATOR

WE HELP WITH



EVERY STEP OF THE WAY
EXTENSIVE TRAINING
STRONG MARKETING
SITE SELECTION
3RD PARTY FINANCING
THE ORIGINAL
HOT DOG
FACTORY
NOW
FRANCHISING
WWW.THEORIGINALHOTDOGFACTORY.COM

With our main focus of hot dogs, we offer a wide variety of 100% Angus beef dogs that can be substituted for polish, chicken, or veggie at an up-charge. These come with whatever toppings customers like. We also salads, wings, chicken sandwiches, burgers, desserts, and non-alcoholic beverages.





THE BUSINESS MODEL

A diversified business model featuring

franchising

On top of the revenue our corporate locations take in via delivery, merchandising, and product sales, we also make a one-time upfront franchise fee of $30K. The $30K franchise fee paid by the franchisee is a one-time upfront fee due upon agreement signing, initial training is included in their onboarding package (covered by the franchisor). Additional training will be scheduled according to need but generally happens every quarter for an additional fee (paid by franchisee) of $1,500 per 4 trainees.

Additionally, we take a 5.5% monthly sales fee from the franchise locations, as well as a 1% marketing fee and a $5K fee for the training we provide.

$30K Franchising Fee

 

5.5%	1%	$5K
Sales Cut	Marketing Fee	Training Fee

Our model is designed to capitalize on larger macro trends toward low-overhead and quick food sales by launching in places like stadiums, airports, food trucks, and gas stations — anywhere a customer can order and enjoy a world-class hot dog in a matter of minutes.

Potential Launch Locations

   

Stadiums   Food Trucks   Airports   Gas Stations

Stadiums Food Trucks Airports Gas Stations

HOW WE ARE DIFFERENT

First-movers offering a gourmet menu of elevated hot dog options

The key offering of a hot dog-centric menu that is all fresh to order, a distinguishing feature that sets us apart from competitors. We also believe we have a degree of flexibility that our competitors do not, with our ability to scale in conventional retail modes, as well as airports, food trucks, gas stations, and stadiums, all while offering a high-quality menu.



Our growing community of franchises will allow our customers to become well-acquainted with our brand and seek us out as a go-to QSR option backed by an all-star team with 40 years of combined hospitality and restaurant experience.



Hundreds of locations including ghost kitchens

We plan to scale across the U.S. and Canada, with hundreds of franchises as well as a fleet of ghost kitchens which will capitalize on consumer preference shifts toward delivery and carry-out.

Expansion Across U.S. & Canada



Shifting focus from our Hot Markets to all of the U.S. & Canada





**Disclaimer: expansion projected based on interests from third parties, the actual result may differ.*

We believe our brand is also positioned for entry into wholesale outlets and big box chain stores.

OUR LEADERSHIP

Experienced leadership with multiple exits

Founder Dennis Mckinley is an experienced entrepreneur in the food industry and has a background in real estate, e-commerce, retail, and product development that has allowed him to bring his unique expertise to this exciting branding opportunity.

COO Wayne Rosenbaum is a veteran of the QSR industry, serving as the President and CEO of Papaya King, an all-time successful legacy brand.

WHY INVEST

Capitalizing on macro trends with top-notch food

Our deep experience in this industry allows us to offer top-flight support for aspiring franchisee owners, and create the infrastructure for a successful network of restaurants that will deliver on quality and take in consistent revenue.
With a menu featuring the best hot dogs this country has to offer, and a business model geared toward today's age of QSR success and demand for carryout meals, we are poised to become a breakout star in this industry.





In the Press



SHOW MORE

Meet Our Team



Dennis McKinley

CEO/Founder

Dennis is an Atlanta-based serial entrepreneur with a background in real estate, e-commerce, retail, business and product development, hospitality, and product licensing. The University of Michigan alum loves all things Detroit, especially Coney dogs. Dennis is a serial entrepreneur and splits his time between his businesses, including Detroit Equities, Cru Hemp Lounge, Gogo Party Bus, Bookamodel, Allstarkid, FoodChing, and OHDF Franchise, Inc. Dennis commits an average of 30 hours per week to OHDF Franchise, Inc.









Torica Cornelius

Vice President, Operations

Torica is an operations expert with a rich background in marketing, management, budget planning, sales and event design. She spent five years as a marketing administrator for DigitasLBi, a global digital ad agency and has amassed over 15 years of experience in Atlanta's thriving nightlife, entertainment and hospitality industry,

Wayne Rosenbaum

Chief Operating Officer

Wayne is a seasoned quick servicer restaurant veteran based in New York and previously served as President and COO of the iconic Papaya King, a massively successful legacy brand. Wayne stepped down from his role as President & COO of Papaya King in November 2019. Wayne's experience in restaurant and catering operations, spans over 25 years, with a speciality in FOH and BOH optimization.

Gina Lane

Franchisee Liaison

Gina Lane is a retired medical professional of 20 years. After her successful healthcare career she ventured into the beauty industry as general manager of Queen Virgin Remy hair boutique in Detroit, Michigan. She has excellent interpersonal, organizational and customer service skills, which are invaluable to her latest role as franchisee liaison for The Original Hot Dog Factory.





Offering Summary

Company :	OHDF Franchise, Inc.
Corporate Address :	691 John Wesley Dobbs Ave NE, Alkaloid, Suite #V-135, Atlanta, GA 30312
Offering Minimum :	$10,000.00
Offering Maximum :	$1,070,000.00
Minimum Investment Amount (per investor) :	$500.00

Terms

Offering Type :	Equity
Security Name :	Class B Non-Voting Common Stock
Minimum Number of Shares Offered :	1,000
Maximum Number of Shares Offered :	107,000
Price per Share :	$10.00
Pre-Money Valuation :	$8,787,930.00

COVID Relief

This offering is being conducted on an expedited basis due to circumstances relating to COVID-19 and pursuant to the SEC's temporary regulatory COVID-19 relief set out in Regulation Crowdfunding §227.201(z).

Expedited closing sooner than 21 days

Further, in reliance on Regulation Crowdfunding §227.303(g)(2) A funding portal that is an intermediary in a transaction involving the offer or sale of securities initiated between May 4, 2020, and February 28, 2021, in reliance on section 4(a)(6) of the Securities Act (15 U.S.C. 77d(a)(6)) by an issuer that is conducting an offering on an expedited basis due to circumstances relating to COVID-19 shall not be required to comply with the requirement in paragraph (e)(3)(i) of this section that a funding portal shall not direct transmission of funds earlier than 21 days after the date on which the intermediary makes publicly available on its platform the information required to be provided by the issuer under §§227.201 and 227.203(a).

Launching without financial statements

In reliance on this relief, this offering has been launched without the required financial information. The financial information required by this offering that has been omitted is not currently available and will be provided by an amendment to the offering materials;

Once the required financial information has been made available by amendment, each investor should review the complete set of offering materials, including previously omitted financial information, prior to making an investment decision;

Furthermore, no investment commitments will be accepted until after such financial information has been provided.

Maximum Number of Shares Offered subject to adjustment for bonus shares. See Bonus info below.

Company Perks*

Time-Based:

Friends and Family Early Birds

Invest within the first 24 hours and receive an additional 20% bonus shares.

Super Early Bird Bonus

Invest within the first week and receive an additional 15% bonus shares.

Early Bird Bonus

Invest within the first two weeks and receive an additional 10% bonus shares.

Amount-Based:

$500 | Hot Dog Factory Fan

Invest $500 and receive 10% off Hot Dog Factory purchases for life + 2% bonus shares.

$1,000 | Hot Dog Factory Friend

Invest $1,000 and receive 15% off Hot Dog Factory purchases for life + 5% bonus shares.

$2,500 | Hot Dog Factory Family

Invest $2,500 and receive 20% off Hot Dog Factory purchases for life + 7% bonus shares.

$5,000 | Hot Dog Factory Lover

Invest $5,000 and receive 30% off Hot Dog Factory purchases for life + 10% bonus shares.

$10,000 | Hot Dog Factory Fanatic

Invest $10,000 and receive 50% off Hot Dog factory purchases for life + 20% bonus shares + 50% off the franchise fee to open up your very own Hot Dog Factory restaurant.

All perks that occur when the offering is complete must be added right below the company perks.

The 10% StartEngine Owners' Bonus

Hot Dog Factory will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of common stock at $10.00 / share, you will receive 110 shares of common stock, meaning you'll own 110 shares for $1,000. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investors' eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will only receive a single bonus, which will be the highest bonus rate they are eligible for.

Irregular Use of Proceeds

Example - The Company might incur Irregular Use of Proceeds that may include but are not limited to the following over $10,000: Vendor payments and salary made to one's self, a friend or relative; Any expense labeled "Administration Expenses" that is not strictly for administrative purposes; Any expense labeled "Travel and Entertainment"; Any expense that is for the purposes of inter-company debt or back payments.

Offering Details

Form C Filings

SHOW MORE

Risks

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Updates

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California Investor Only - Do Not Sell My Personal Information

EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

VO: The Original Hot Dog Factory we've got the eight things that will allow you to have a successful food franchise

GRAPHIC: 8 Successful Tips for Franchising

VO: Number one we've got a great name people know who we are

VO: Two. You've gotta have incredible food all-beef hot dogs are magnificent plus we have other sandwiches sides and desserts and milkshake it's incredible our food

VO: Three. You've got to have a great environment it's got to be clean it's got to be pleasing to the eye.

VO: Four. You got to provide superior or legendary customer service and to make money in a food franchise you got to have low food costs and low labor cost and then when you add on great locations and savage marketing you've got a successful food franchise and that's what we have at The Original Hot Dog Factory

GRAPHIC: The Original Hot Dog Factory Logo. "Now Franchising"

VO: Like us on Facebook. Follow us on Instagram or visit our website at www.theoriginalhotdogfactory.com

GRAPHIC: The Original Hot Dog Factory. Est. 2010. America's Best Hot Dog.

END

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

Platform Compensation

- As compensation for the services provided by StartEngine Capital, the issuer is required to pay to StartEngine Capital a fee consisting of a 6-8% (six to eight percent) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of a closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of StartEngine Capital. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to StartEngine Capital, if any, will be of the same class and have the same terms, conditions and rights as the securities being offered and sold by the issuer on StartEngine Capital's website.

Information Regarding Length of Time of Offering

- Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.
- Material Changes: Material changes to an offering include but are not limited to: A change in minimum offering amount, change in security price, change in management, material change to financial information, etc. If an issuer makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be cancelled and the funds will be returned.

Hitting The Target Goal Early & Oversubscriptions

- StartEngine Capital will notify investors by email when the target offering amount has hit 25%, 50% and 100% of the funding goal. If the issuer hits its goal early, the issuer can create a new target deadline at least 5 business days out. Investors will be notified of the new target deadline via email and will then have the opportunity to cancel up to 48 hours before new deadline.
- Oversubscriptions: We require all issuers to accept oversubscriptions. This may not be possible if: 1) it vaults an issuer into a different category for financial statement requirements (and they do not have the requisite financial statements); or 2) they reach $1.07M in investments. In the event of an oversubscription, shares will be allocated at the discretion of the issuer.
- If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.
- If a StartEngine issuer reaches its target offering amount prior to the deadline, it may conduct an initial closing of the offering early if they provide notice of the new offering deadline at least five business days prior to the new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). StartEngine will notify investors when the issuer meets its

target offering amount. Thereafter, the issuer may conduct additional closings until the offering deadline.

Minimum and Maximum Investment Amounts

- In order to invest, to commit to an investment or to communicate on our platform, users must open an account on StartEngine Capital and provide certain personal and non-personal information including information related to income, net worth, and other investments.
- Investor Limitations: Investors are limited in how much they can invest on all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $107,000, then during any 12-month period, they can invest up to the greater of either $2,200 or 5% of the lesser of their annual income or net worth. If both their annual income and net worth are equal to or more than $107,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is less, but their investments cannot exceed $107,000.